Exhibit 99.4
News release...
Date: 1 February 2007
Ref: PR512g
Rio Tinto continues iron ore port expansions with Cape Lambert approval
Rio Tinto today announced a further expansion of its iron ore export capacity in the Pilbara region of Western Australia. Nameplate annual capacity at Cape Lambert port will be increased from 55 to 80 million tonnes for an investment of US$860 million (Rio Tinto share US$456 million).
Following completion of the expansion scheduled for the fourth quarter of 2008, Rio Tinto’s mine, rail and port capacity in the Pilbara will be matched, and capable of exporting 220 million tonnes per year.
The port at Cape Lambert is owned by Robe River Iron Associates and is operated by Pilbara Iron, a subsidiary of Rio Tinto.
Rio Tinto Iron Ore chief executive Sam Walsh said, “The Cape Lambert expansion, our third recent port expansion, will allow Rio Tinto to continue to maximise its production from the Pilbara, retaining its position as Australia’s leading iron ore producer and a major global player.”
Since 2003, Rio Tinto has completed the first stage of an upgrade to its Parker Point port in Dampier which increased annual capacity from 74 to 116 million tonnes. Work is continuing on the second stage at Parker Point, which by late 2007 will increase capacity at Dampier to 140 million tonnes a year.
A further US$130 million will be invested in sustaining and environmental capital works at the Cape Lambert port to support the increased levels of production.
The Cape Lambert upgrade brings Rio Tinto’s expenditure in the Pilbara on infrastructure projects and facilities development close to US$5 billion since 2003. These projects continue to be completed on time and within budget.
The Cape Lambert project is subject to relevant government approvals.
Cont.../
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Note to Editors
Robe River Iron Associates is owned as follows: Rio Tinto 53 per cent, Mitsui Iron Ore Development 33 per cent, Nippon Steel Australia 10.5 per cent and Sumitomo Metal Australia 3.5 per cent.
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